Electric

RECEIVED

May 14th, 2004 2004 MAY 18 A 10: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030199

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders, and of which no English translation, version, or summary has been prepared:

- Information published in the BALO:
  - Notice of meeting of the extraordinary shareholders' meeting of May 6, 2004, BALO n° 51 (no English translation available)
  - *Note d'information* on the cash-based capital increase reserved for members of Schneider Electric Group savings schemes, BALO n° 52 (no English translation available, see press release in Annex 2)
- Press releases:
  - First-quarter 2004 sales up a strong 14.1% (April 20, 2004) - Annex 1
  - Main characteristics of the cash-based capital increase reserved for members of Schneider Electric Group savings schemes (April 26, 2004) - Annex 2
  - Annual and extraordinary shareholders' meeting of May 6, 2004 (May 7, 2004) - Annex 3

5/19

- Main characteristics of the cash-based capital increase reserved for members of Schneider Electric Group savings schemes (approval dated May 6, 2004) (May 11, 2004) - Annex 4.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Enc.

Annex 1

Schneider Electric

Financial press release

First-Quarter 2004 Sales Up a Strong 14.1%

- **Sustained organic growth of 7%**
- **Return to growth in Western Europe and confirmation of recovery in North America**
- **Remarkable performance from all the emerging countries**
- **Significant contribution from acquisitions**

Rueil Malmaison, April 20, 2004 – First-quarter 2004 sales totaled **2,372 million euros,** up a strong **14.1%** on a current structural and currency basis from first quarter 2003.

Recent acquisitions - MGE UPS Systems, TAC and Clipsal - made a significant contribution of 265 million euros (+12.7%) to quarterly sales. The currency effect continued to have a substantial negative impact of -116 million euros or -5.6%.

On a constant structural and currency basis, sales rose a steady 7% from the year-earlier period. Growth was amplified by the comparison with a weak first quarter 2003.

The favorable trend compared to the previous quarter continued, thanks to faster growth in the emerging countries and a beginning of improvement in business in Western Europe.

The breakdown by Operating Division was as follows:

In million euros	Q1 2004 sales	% Change (constant) Quarter	Changes in structure	Currency effect	% Change (current) Quarter
Europe	1,191	+3.5%	-0.3%	-1.2%	+2.0%
North America	475	+5.2%	+0.3%	-14.0%	-8.5%
Asia–Pacific	362	+20.7%	+23.1%	-7.8%	+36.0%
Rest of the world (i)	145	+18.0%	+5.2%	-7.0%	+16.2%
Specialists (ii)	199	-	-	-	-
Total	**2,372**	**+7.0%**	**+12.7%**	**-5.6%**	**+14.1%**

(i) Africa, Middle East, South America.
(ii) Building automation and Secured power businesses, formed by T.A.C and MGE UPS Systems acquisitions, these companies being consolidated since September 1st, 2003 and January 1st 2004 respectively.

Specialists recorded organic growth of 6%, confirming the potential of these new growth platforms.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Financial press release (p. 2)

In **Europe**, sales rose **3.5%** from the year-earlier period thanks to improved trends in most countries.

Eastern Europe again recorded exceptional growth, of 30%. Backed by solid operations, Schneider Electric is particularly well positioned to take advantage of the high level of investment in industry and infrastructure.

In Western Europe, business showed signs of recovery, thanks to an upturn in the industry market and a stabilized trend in non-residential building. Virtually all countries in the region returned to growth. The increase was most noticeable in Italy, reflecting projects billed in the first quarter. In France, sales change was slightly favorable.

In **North America**, sales growth reached **5.2%** compared to the first quarter 2003, in a context of a moderate upswing in the end markets. Schneider Electric continued to benefit from its sales and marketing action plans. Business trends were good in residential and retail buildings and stable in the other markets, with stronger demand, however, from OEMs.

In the **Asia–Pacific region**, sales continued to climb, rising **20.7%** from first quarter 2003. Operations in China grew a record 40%, a remarkable performance that reflects Schneider Electric's forefront positions and high-quality lineup in a buoyant environment. Sales in India grew by 62%, in line with the Group's ambitious targets.

In the **Rest of the world**, sales advanced by a strong **18%** compared to the same quarter last year. Growth trends were very positive in all regions: Africa, Middle East and South America.

****

"Schneider Electric achieved strong growth in the first quarter thanks to another excellent performance in the emerging countries, a gradual recovery in the end markets of mature countries amplified by our action plans, and the contribution of our acquisitions," commented Henri Lachmann, Chairman and Chief Executive Officer. *"In light of this situation, we have revised our full-year organic sales growth estimate upwards to 4%-5%."*

****

Half-year financial results and second quarter sales will be presented on July 29, 2004.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of €8.8 billion in 2003 in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial press release *(p. 3)*

Appendix

The breakdown of 2003 sales by Operating Division according to the new organization is as follows:

In million euros	Q1 2003	Q2 2003	Q3 2003	Q4 2003	FY 2003
Europe	1,169	1,178	1,130	1,228	4,705
North America	519	540	571	533	2,163
Asia–Pacific	266	308	340	327	1,241
International	125	131	144	158	558
Specialists	-	-	26	87	113
Total	**2,079**	**2,157**	**2,211**	**2,333**	**8,780**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric
French joint stock co of 1,854,737,360 euros
Head office: 43/45 bc ueil-Malmaison, France
542 048 574 RCS Nanterre

MAIN CHARACTERISTICS OF THE CASH-BASED CAPITAL INCREASE RESERVED FOR MEMBERS OF SCHNEIDER ELECTRIC GROUP SAVINGS SCHEMES

APPROVAL DATED [April 23 2004] 2004 NO. [04-314]

This new capital increase is subject to a supplement to the prospectus being submitted for approval to the French stock market regulator (Autorité des Marchés financiers, AMF) stating the firm conditions of the offer.

Issuer

Schneider Electric SA, joint stock company incorporated under French law (hereafter the "Company"):

FTSE sector:

- Economic group: 20, General industries
- Sector: 25, Electronic and electrical equipment
- Sub-sector: 252, Electrical equipment

Securities offered

At the meeting on February 19, 2004, the Board of Directors fixed the maximum number of shares to be offered at 2.3 million, to be subscribed in cash at a par value of 8 euros (equivalent to a maximum capital increase of 18.4 million euros). The Board of Directors will fix the number of shares actually offered on May 6, 2004, when 1.5 million shares are scheduled to be offered as part of the new equity issue (equivalent to a maximum of 12 million euros).

New shares will be entitled to dividends as of January 1, 2004.

Terms and conditions for subscription

Method for determining the subscription price

The subscription price will be equal to 85% of the average opening price of the Schneider Electric S.A. share on the Euronext Paris SA First Market during the twenty (20) trading days prior to the date of the Board of Directors meeting to be held on May 6, 2004.

The subscription price will be set by the Board of Directors, which is scheduled to meet on May 6, 2004.

The effective date of the decision, the share subscription price and the definitive number of shares to be offered will be specified in a press release issued by the Company (to news agencies, on its Internet site and on the AMF Internet site).

Direct and/or indirect subscription

On account of the 15% discount, two provisional collective employee shareholding plans ("FCPE") need to be set up for subscription in France and abroad. Once the new equity issue has been carried out, the provisional FCPE through which employees in France have subscribed to the issue, will be merged with the existing Schneider shareholding FCPE (*Schneider Actionnariat*) and the provisional FCPE through which employees outside of France have subscribed will be merged with the existing Schneider worldwide shareholding FCPE (*Schneider Actionnariat Mondial*).

For countries in which it is not possible to subscribe to such new shares through an FCPE, employees will be able to subscribe directly to shares, which will be held in registered form or will be held under the existing Schneider Actionnariat Mondial FCPE. Shares will be held in registered form at Société Générale, Nantes, France (with the exception of the US).

Means of holding shares

FCPE (in France and in certain other countries) or directly (in certain countries outside of France).

Beneficiaries

This issue is reserved for employees of Schneider Electric SA and companies based in France or elsewhere covered by the Group savings scheme (*Plan d'Epargne d'Entreprise du Groupe*, hereafter the "PEG"), included in the same basis for consolidation or the consolidation of accounts, pursuant to Article L.444-3 Paragraph 2 of the French Labor Code (*Code du travail*), to which the Company is related as defined by Article L. 225-180 of the French Commercial Code (*Code de commerce*), provided that these employees are covered by the PEG, insofar as their subscription is permitted under local legislation.

Subject to their employer being part of the PEG, the beneficiaries of the new equity issue are located in around 50 countries with a total of some 66,000 people, employed by a Group company as defined above.

In order to take part in the issue, employees must have worked for the company for at least three months during the twelve months preceding the calculation period (i.e. the period running from January 1, 2003 to the end of the subscription period) as of the end of the subscription period, pursuant to the provisions of Article L. 444-4 of the French Labor Code, via a contract of employment with one of the Group companies that is related to Schneider Electric SA pursuant to Article L. 444-3 of the French Labor Code and that is covered by the Group Savings Scheme set up by Schneider Electric SA. If permitted under local legislation, the issue may also be open to retired members of staff and employees on early retirement from such companies, provided that they have not requested the liquidation of their assets invested in the Group Savings Scheme set up by Schneider Electric.

Beneficiaries may request a copy of the regulations governing the Group Savings Scheme from the Company.

Maximum subscription

Pursuant to Article L. 443-2 of the French Labor Code, the total amount of annual payments into one or more company savings schemes (including the PEG) by employees or former employees may not exceed 25% of their gross

annual compensation or the total amount of pensions received respectively.

Furthermore, in accordance with the regulations of the PEG, the total amount of discretionary payments into the PEG per year must amount to at least 10 euros.

In the event of the issue being oversubscribed, the number of shares allocated will be reduced pursuant to the terms and conditions to be defined by the Board of Directors or, if delegated, by the Chairman of the Board of Directors when the subscription price is fixed. These terms and conditions will be specified in a press release issued by the Company (to news agencies, on its Internet site and on the AMF Internet site).

Employer matching contribution

Pursuant to the terms of the PEG, the Company and companies covered by the scheme may decide that an employer matching contribution will be paid to employees that have subscribed as part of the new equity issue.

Initial timetable for the issue

Setting the share subscription price

The subscription price will be set by the Board of Directors, which is scheduled to meet on May 6, 2004, and will be specified by the Company in a press release.

Subscription period

The subscription period is scheduled to run from June 7 to June 25, 2004 (inclusive). However, the definitive dates for the subscription period will be fixed by the Board of Directors at the meeting to be held on May 6, 2004 and will be specified by the Company in a press release.

Date of the new equity issue

Planned for July 30, 2004 at the latest.

Listing of new shares

Main market

The Company's shares are listed on the Euronext Paris SA First Market.

Listing of new shares

A request will be made for shares to be listed on the Euronext Paris SA First Market immediately after the date of the new equity issue.

Market share price (Euronext Paris SA First Market)

Highest and lowest share prices from January 1, 2003 to April 16, 2004 (inclusive):

55.95 euros and 37.40 euros.

Listed on other markets

N/A

Other information

The units in collective employee shareholding plans and shares held directly by Beneficiaries will be unavailable for a period of five years, with the exception of cases for early release pursuant to the conditions of Article

R.442-17 of the French Labor Code. In certain countries, in accordance with local legislation, some cases of early release may not be available to employees.

Investor contacts	***Responsible for the information*** Antoine Giscard d'Estaing 43-45 boulevard Franklin Roosevelt 92500 Rueil-Malmaison, France Phone: +33 1.41.29.71.34 ***Contacts*** For any information or documents, investors may contact Financial Communications: Alexandre Brunet *For institutional investors and financial analysts:* Phone: +33 1.41.29.70.42 Fax: +33 1.41.29.71.42 *For individual shareholders:* Toll-free number (France): 0.800.20.55.14 Fax: +33 1.41.29.71.42
Availability of the prospectus	Copies of the prospectus and the reference document are available free-of-charge at the Company's head office at 43/45 boulevard Franklin Roosevelt, 92500 Rueil-Malmaison, France. These documents are also available on the Company's Internet site (www.schneider.com) and the Internet site of the *Autorité des Marchés Financiers* (www.amf-france.org).

Schneider Electric

RECEIVED
2004 MAY 18 A 10: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Press Release

Annual and Extraordinary Shareholders' Meeting May 6, 2004

Rueil Malmaison, May 7, 2004 – Schneider Electric shareholders met in Annual and Extraordinary Meeting yesterday, primarily to hear the reports of the Board of Directors and approve the financial statements for the year 2003. The Meeting was chaired by Henri Lachmann, Chairman and Chief Executive Officer.

****

The Chairman reviewed the highlights of 2003:

- A return to organic sales growth, supported by the initial benefits of the growth plans.
- Stepped up implementation of the productivity plans and manufacturing base optimization, driving a nearly one-point increase in gross margin.
- Sustained strong operating margin, at 11.5% of sales despite a very significant currency effect.
- A 3% increase in net income to €433 million and a record free cash flow of €1 billion.
- Creation of new growth platforms through high-quality acquisitions: T.A.C in building automation, Clipsal in wiring devices and MGE UPS Systems in secured power.
- Implementation of a new organization, with the appointment of a Chief Operating Officer, Jean-Pascal Tricoire.

****

Shareholders approved the proposed resolutions, which concerned:

- Approval of the 2003 financial statements.
- Payment of a net dividend before tax credit of €1.10 per share, up 10% over the previous year. It will be payable as from May 10, 2004.
- Election as directors of Caisse des Dépôts et de Consignations, represented by Jérôme Gallot, and Chris C. Richardson.
- Re-election as directors of Daniel Bouton, Thierry Breton, Willy Kissling and Piero Sierra, and of Alain Burq, director representing employee shareholders.
- Re-appointment and appointment of Statutory Auditors.
- Change in the bylaws to allow for the appointment of one or two non-voting directors.
- Financial authorizations given to the Board of Directors to buy back shares, cancel the shares bought back, issue shares to employees who are members of an employee stock purchase plan and grant executives and employees options to purchase new or existing shares of the Company.

The quorum was 45.6% and the resolutions were adopted with a majority vote of between 81.3% and 99.8%.

****

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial Press Release (p. 2)

Commenting on the outlook for 2004, Mr. Lachmann emphasized that Schneider Electric was particularly well placed to benefit from the worldwide economic recovery, leveraging its unique strengths in the industry, forefront positions in Europe, the United States and emerging markets, and stepped up growth plans.

The growth in sales and continued gains from the efficiency plans should drive a significant increase in operating income in 2004, despite the sharp increase in raw materials prices.

Schneider Electric intends to leverage the high potential of its accessible markets, by implementing an aggressive growth strategy, combining innovation with differentiation. Its financial strength is enabling it to invest heavily in research and development to continuously enhance its offerings, and to continue the implementation of its targeted acquisition strategy into high-growth potential businesses.

****

The presentation made to the Annual Shareholders' Meeting and the related audio comments will be posted on the Schneider Electric website.

****

Second quarter 2004 sales and first-half 2004 results will be announced on July 29, 2004.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of €8.8 billion in 2003 through 13,000 outlets in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 4

Schneider Electric

RECEIVED
2004 MAY 18 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

French joint stock company (société anonyme) with capital of 1,854,737,360 euros
Head office: 43/45 boulevard Franklin Roosevelt – 92500 Rueil-Malmaison, France
542 048 574 RCS Nanterre

MAIN CHARACTERISTICS OF THE CASH-BASED CAPITAL INCREASE RESERVED FOR MEMBERS OF SCHNEIDER ELECTRIC GROUP SAVINGS SCHEMES

APPROVAL DATED MAY 6, 2004 NO. 04-380

Issuer

Schneider Electric SA, joint stock company incorporated under French law (hereafter the "Company"):

FTSE sector:

- Economic group: 20, General industries
- Sector: 25, Electronic and electrical equipment
- Sub-sector: 252, Electrical equipment

Securities offered

The Board of Directors fixed the number of shares offered on May 6, 2004 at 1.5 million shares (equivalent to a maximum of 12 million euros).

New shares will be entitled to dividends as of January 1, 2004.

Terms and conditions for subscription

Method for determining the subscription price

The subscription price is equal to 85% of the average opening price of the Schneider Electric S.A. share on the Euronext Paris SA First Market during the twenty (20) trading days prior to the date of the Board of Directors meeting of May 6, 2004, which is 47.68 euros.

Direct and/or indirect subscription

On account of the 15% discount, two provisional collective employee shareholding plans ("FCPE") need to be set up for subscription in France and abroad. Once the new equity issue has been carried out, the provisional FCPE through which employees in France have subscribed to the issue, will be merged with the existing Schneider shareholding FCPE (*Schneider Actionnariat*) and the provisional FCPE through which employees outside of France have subscribed will be merged with the existing Schneider worldwide shareholding FCPE (*Schneider Actionnariat Mondial*).

For countries in which it is not possible to subscribe to such new shares

through an FCPE, employees will be able to subscribe directly to shares, which will be held in registered form or will be held under the existing Schneider Actionnariat Mondial FCPE. Shares will be held in registered form at Société Générale, Nantes, France (with the exception of the US).

Means of holding shares

FCPE (in France and in certain other countries) or directly (in certain countries outside of France).

Beneficiaries

This issue is reserved for employees of Schneider Electric SA and companies based in France or elsewhere covered by the Group savings scheme (*Plan d'Epargne d'Entreprise du Groupe*, hereafter the "PEG"), included in the same basis for consolidation or the consolidation of accounts, pursuant to Article L.444-3 Paragraph 2 of the French Labor Code (*Code du travail*), to which the Company is related as defined by Article L. 225-180 of the French Commercial Code (*Code de commerce*), provided that these employees are covered by the PEG, insofar as their subscription is permitted under local legislation.

Subject to their employer being part of the PEG, the beneficiaries of the new equity issue are located in around 50 countries with a total of some 66,000 people, employed by a Group company as defined above.

In order to take part in the issue, employees must have worked for the company for at least three months during the twelve months preceding the calculation period (i.e. the period running from January 1, 2003 to the end of the subscription period) as of the end of the subscription period, pursuant to the provisions of Article L. 444-4 of the French Labor Code, via a contract of employment with one of the Group companies that is related to Schneider Electric SA pursuant to Article L. 444-3 of the French Labor Code and that is covered by the Group Savings Scheme set up by Schneider Electric SA. If permitted under local legislation, the issue may also be open to retired members of staff and employees on early retirement from such companies, provided that they have not requested the liquidation of their assets invested in the Group Savings Scheme set up by Schneider Electric.

Beneficiaries may request a copy of the regulations governing the Group Savings Scheme from the Company.

Maximum subscription

Pursuant to Article L. 443-2 of the French Labor Code, the total amount of annual payments into one or more company savings schemes (including the PEG) by employees or former employees may not exceed 25% of their gross annual compensation or the total amount of pensions received respectively.

Furthermore, in accordance with the regulations of the PEG, the total amount of discretionary payments into the PEG per year must amount to at least 10 euros.

In the event of the issue being oversubscribed, the number of shares allocated will be reduced pursuant to the following terms and conditions:

- profit-sharing requests (and related employer matching contribution) will be attended to first;
- the ceiling of available shares per member, *i.e.*, the maximum number of shares offered divided by the number of subscribers, is

then calculated;

- requests that are at or below this ceiling will be fully met, taking into account the profit-sharing (and employer matching contribution). Requests that are above this ceiling will be met, first, to the extent of this ceiling. This calculation will include shares that are met from the profit-sharing (and employer matching contribution);

the shares available after this distribution will then be distributed proportionally according to the requests exceeding this ceiling.

Employer matching contribution

Pursuant to the terms of the PEG, the Company and companies covered by the scheme may decide that an employer matching contribution will be paid to employees that have subscribed as part of the new equity issue.

Initial timetable for the issue

Setting the share subscription price

The subscription price was set by the Board of Directors at 47.68 euros.

Subscription period

The subscription period is scheduled from June 7 to June 25, 2004 (inclusive).

Date of the new equity issue

Planned for July 30, 2004 at the latest.

Listing of new shares

Main market

Schneider Electric's shares are listed on the Euronext Paris SA First Market.

Listing of new shares

A request will be made for shares to be listed on the Euronext Paris SA First Market immediately after the date of the new equity issue.

Market share price (Euronext Paris SA First Market)

Highest and lowest share prices from January 1, 2003 to April 16, 2004 (inclusive):

37.40 euros and 58.25 euros.

Listed on other markets

N/A

Other information

The units in collective employee shareholding plans and shares held directly by Beneficiaries will be unavailable for a period of five years, with the exception of cases for early release pursuant to the conditions of Article R.442-17 of the French Labor Code. In certain countries, in accordance with local legislation, some cases of early release may not be available to employees.

Investor contacts

Responsible for the information

Antoine Giscard d'Estaing
43-45 boulevard Franklin Roosevelt

92500 Rueil-Malmaison, France
Phone: +33 1.41.29.71.34

Contacts

For any information or documents, investors may contact Financial Communications:

Alexandre Brunet

For institutional investors and financial analysts:

Phone: +33 1.41.29.70.42
Fax: +33 1.41.29.71.42

For individual shareholders:

Toll-free number (France): 0.800.20.55.14
Fax: +33 1.41.29.71.42

Availability of the prospectus	Copies of the prospectus and the reference document are available free-of-charge at the Company's head office at 43/45 boulevard Franklin Roosevelt, 92500 Rueil-Malmaison, France. These documents are also available on the Company's Internet site (www.schneider.com) and the Internet site of the *Autorité des Marchés Financiers* (www.amf-france.org).